CUSIP No. 40701T104	Schedule 13D/A	Page 1 of 4 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Hamilton Beach Brands Holding Company

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

40701T104

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40701T104	Schedule 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rankin Associates IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.51%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 40701T104	Schedule 13D/A	Page 3 of 4 Pages

Part II to Schedule 13D/A

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class A Common Stock (“Class A Common”) of Hamilton Beach Brands Holding Company (the “Issuer”) held by Rankin Associates IV, L.P., a Delaware limited partnership (the “Partnership”),that appeared in the Schedule 13D filed by the Reporting Persons on October 6, 2017 (the “Initial Filing”). This Amendment No. 1 (a) updates certain information with respect to certain Reporting Persons under the Initial Filing and (b) reflects the acquisition and/or disposition of shares of Class A Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Initial Filing.

Item 5.	Interest in Securities of the Issuer.

Item 5(e) is amended and restated as follows:

Effective December 31, 2017, the Partnership has ceased to be a beneficial owner of more than 5% of Class A Common.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The statements under the heading Rankin Associates IV, L.P. are hereby deleted and replaced by the following:

Under the terms of the Amended and Restated Rankin IV Partnership Agreement, dated as of February 7, 2005, filed as Exhibit 1 to the Initial Filing, as amended by that certain Amendment to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of March 22, 2006, filed as Exhibit 2 to the Initial Filing, as amended by that certain Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of October 28, 2016, filed as Exhibit 3 to the Initial Filing, and as amended by that certain Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of December 12, 2017, filed as Exhibit 14 hereto and incorporated herein by reference, the General Partners share the power to vote the Class A Common and Class B Common held by Rankin IV. Further, under such terms, voting actions are determined by the General Partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general and limited partnership interests in Rankin IV share with each other the power to dispose of Class A Common and Class B Common held by Rankin IV. Under the terms of the Rankin IV Partnership Agreement, Rankin IV may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the General Partners holding more than 75% of the general partnership interests in Rankin IV and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin IV (the “Rankin IV Partnership Interests”).

The Rankin IV Partnership Agreement restricts the transfer of Rankin IV Partnership Interests by the Partners and provides the Partners and Rankin IV with a right of first refusal to acquire Rankin IV Partnership Interests that a Partner desires to sell and a repurchase obligation to compel the sale of Rankin IV Partnership Interests by the Partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin IV Partnership Agreement.

The statements under the heading Rankin Associates I, L.P. are hereby deleted and replaced by the following:

Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of March 27, 2002 (as amended, the “Rankin I Partnership Agreement”), filed as Exhibit 6 to the Initial Filing, as amended by that certain Written Consent of General Partners of Rankin Associates I, L.P., dated as of December 31, 2012, filed as Exhibit 7 to the Initial Filing, as amended by that certain Addendum to the Second Amended and Restated Limited Partnership Agreement, dated as of October 28, 2016, filed as Exhibit 8 to the Initial Filing, and as amended by that certain Addendum to the Second Amended and Restated Limited Partnership Agreement, dated as of December 12, 2017, filed as Exhibit 15 hereto and incorporated herein by reference, Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I (the “Rankin I General Partners”), share the power to vote the Class A Common and Class B Common held by Rankin I. Further, under such terms, voting actions are determined by the Rankin I General Partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general and limited partnership interests in Rankin I share with each other the power to dispose of Class A Common and Class B Common held by Rankin I. Under the terms of the Rankin I Partnership Agreement, Rankin I may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the Rankin I General Partners holding more than 75% of the general partnership interests in Rankin I and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin I (“Rankin I Partnership Interests”).

The Rankin I Partnership Agreement restricts the transfer of Rankin I Partnership Interests by the partners and provides the partners and Rankin I with a right of first refusal to acquire Rankin I Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin I Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin I Partnership Agreement.

The statements under the heading Rankin Associates II, L.P. are hereby deleted and replaced by the following:

Under the terms of the Limited Partnership Agreement of Rankin Associates II, L.P. (“Rankin II”), dated as of February 6, 1998 (as amended, the “Rankin II Partnership Agreement”), filed as Exhibit 9 to the Initial Filing, as amended by that certain Amendment No. 1 to Limited Partnership Agreement of Rankin II, dated as of December 26, 2001, filed as Exhibit 10 to the Initial Filing, as amended by that certain Amendment No. 2 to Limited Partnership Agreement of Rankin II, dated as of December 17, 2002, filed as Exhibit 11 to the Initial Filing, as amended by that certain Addendum to the Limited Partnership Agreement, dated as of October 28, 2016, filed as Exhibit 16 hereto and incorporated herein by reference, and as amended by that certain Addendum to the Limited Partnership Agreement, dated as of December 12, 2017, filed as Exhibit 17 hereto and incorporated herein by reference, RMI, as the general partner of Rankin II, has the sole power to vote the Class A Common and Class B Common held by Rankin II. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. RMI shares the power to dispose of the Class A Common and Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II. Under the terms of the Rankin II Partnership Agreement, Rankin II may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of RMI and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin II (“Rankin II Partnership Interests”).

The Rankin II Partnership Agreement restricts the transfer of Rankin II Partnership Interests by the partners and provides the partners and Rankin II with a right of first refusal to acquire Rankin II Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin II Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin II Partnership Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit 14	Addendum to the Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of December 12, 2017.

Exhibit 15	Addendum to the Second Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of December 12, 2017.

Exhibit 16	Addendum to the Limited Partnership Agreement of Rankin Associates II, L.P., dated as of October 28, 2016.

Exhibit 17	Addendum to the Limited Partnership Agreement of Rankin Associates II, L.P., dated as of December 12, 2017.

[Signatures begin on the next page.]

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CUSIP No. 40701T104	Schedule 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

Name: Rankin Associates IV, L.P.

By: Main Trust of Alfred M. Rankin, Jr. created under the Agreement, dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr. (successor in interest to the Trust created by the Agreement, dated August 30, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr.), as one of its General Partners

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., as Trustee

REPORTING PERSONS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara L. T. Rankin Williams*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 1 of the Initial Filing.